UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934


ABGENIX INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00339B107
(CUSIP Number)

Year End (12/31/98) 13G STATEMENT
(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 6 Pages



CUSIP No. 00339B107		13G

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS
(Entities Only)
MacKay-Shields Financial Corporation ("MSFC")     13-2631681;
MSFC is also filing on behalf of its parent, New York Life Insurance Company ("NYLIC")

2	CHECK THE APPROPRIATE BOX IF A MEMEBER
OF A GROUP
	(a)
	(b)
	Not Applicable

3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (United States)

NUMBER OF	5   SOLE VOTING POWER
SHARES	Not Applicable As To MFSC
		307,692 As to NYLIC

BENEFICIALLY	  6 SHARED VOTING POWER
OWNED BY 	326,000 AS TO MSFC
		Not Applicable As to NYLIC

EACH	       7 	SOLE DISPOSITIVE POWER
REPORTING	Not Applicable As To MSFC
		307,692 As To NYLIC

PERSON      8	SHARED DISPOSITIVE POWER
WITH		326,000 As To MSFC (See note at Item 4a below)
		Not Applicable As To NYLIC

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	   BY EACH REPORTING PERSON
	    Total: 633,692 (See note at Item 4a below)
	    Applicable As To MSFC 326,000
	    Applicable As To NYLIC 307,692

10	CHECK IF THE AGGREGATE AMOUNT IN
	   ROW (11) EXCLUDES CERTAIN SHARES
		Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW 11
   5.7% (See Item 4a on page 4)

12	TYPE OF REPORTING PERSON

	   IA


Page 2 of 6 Pages

SCHEDULE 13G cont.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ITEM 1	(a)	Name of Issuer:
		ABGENIX INC.
(b)  Address of Issuer's Principal Executive Offices:
		7601 DUMBARTON CIRCLE
		FREMONT, CA  94555

ITEM 2	(a)	Name of Person Filing:
		MacKay-Shields Financial Corporation
(b)  Address of Principal Business Office:
		9 West 57th Street
		New York, NY  10019
(c)  Citizenship:
		United States
(d)  Title of Class of Securities:
		Common Stock
(e)  CUSIP Number:
		00339B107
ITEM 3.		If this statement is filed pursuant to Sections 240.
		13d-1(b), or 240.13d-2(b) or (c), check whether
the person filing is a:

(a)	[  ]	Broker or dealer registered under Section 15
		of the Act (15 U.S.C. 78o);
(b)	[  ]	Bank as defined in section 3(a)(6) of the Act
 	(15 U.S.C. 78c);
(c) 	[  ]	Insurance Company as defined in section 3(a)(19)
		of the Act (15 U.S.C. 78C);
(d)	[  ]	Investment company registered under Section 8
		of the Investment Company Act if 1940
(15 U.S.C. 80a-8);
(e)	[x]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);
(f)	[  ]	An employee benefit plan or endowment fund
		in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[  ]	A parent holding company or control person
		in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[  ]	A savings associations as defined in Section 3(b)
		of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment Company
		Act of 1940 (15 U.S.C. 80a-3);
(j)	[  ]	Group, in accordance with section 240.13d-1
		(b)(1)(ii)(J).


Page 3 of 6 Pages



SCHEDULE 13G cont.


ITEM 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
	Item 1.

(a)	Amount Beneficially Owned:
Aggregate 633,692 consisting of (i) 326,000
Shares of common stock Re: MSFC and
(ii)  307,692 shares of common stock Re: NYLIC

(b)	Percent of Class:
	5.7%

	(c)	Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote
	Not Applicable As To MSFC;
	307,692 As To NYLIC
(ii)  shared power to vote or to direct vote
	326,000 As To MFSC
	Not Applicable As To NYLIC
(iii)  sole power to dispose or to direct the
       disposition of
	Not Applicable As To MSFC;
	307,692 AS TO NYLIC
(iv) shared power to dispose or to direct the disposition of
326,000 As To MSFC
			Not Applicable As To NYLIC

ITEM 5.  Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

	Not Applicable













Page 4 of 6 Pages
SCHEDULE 13G cont.


ITEM 6.	Ownership of More than Five Percent on Behalf of Another
	Person

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Clients of the filing investment manager and NYLIC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such client relates to more than 5% of the class. NYLIC has the power to direct dividends or proceeds for its subsidieries.

ITEM 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	Not Applicable

ITEM 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Section 240.
13d-1( c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	Not Applicable







Page 5 of 6 Pages


SCHEDULE 13G cont.


ITEM 9.	Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

	Not Applicable

ITEM 10.	Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 8, 1999

Signature:	/s/ Robert A. Nisi

Name/Tittle:	Robert A Nisi, Chief Compliance Officer


Page 6 of 6 Pages